December 28, 2004

Clair E. Pagnano, Esq.
Kirkpatrick & Lockhart, L.L.P.
75 State Street
Boston, Massachusetts 02109

Re:	Eaton Vance Tax-Managed BuyWrite Income Fund
	File Nos. 333-120666 and 811-21676

Dear Ms. Pagnano:

	We have reviewed the registration statement on Form N-2 for the
Eaton Vance Tax-Managed BuyWrite Income ("Fund") filed with the
Commission on November 22, 2004.  We have the following comments.

Prospectus

Cover

	Please confirm that Eaton Vance will not recoup from the Fund any offering or organization cost reimbursements it makes to the Fund. Please include the reimbursement agreement as an exhibit to the registration statement.

	Please disclose for whom an investment in the Fund would be appropriate.

	Please disclose that the Fund will invest at least 80% of its assets in equity securities of companies comprising the BuyWrite Index. Alternatively, explain supplementally how the Fund can have a policy of limiting its portfolio overlap with the S & P 500 to a maximum of 70% and still comply with Rule 35d-1. See Rule 35d-1 under the Investment Company Act of 1940.

	Please clarify the meaning of "any subset thereof" as used in the paragraph discussing portfolio contents. Also clarify whether the terms "investment performance" and "total return performance" have the same meaning.

	Please clarify the meaning of "the current level of the index" as the term is used in the disclosure pertaining to the Fund`s option selling strategy.

	Please confirm that the disclosure of the Fund`s lack of trading history and attendant risks, and all remaining disclosure required by
Item 1.1.i. of Form N-2 will appear on the outside front cover page and will be prominent. See Item 1.1.i. of Form N-2.


Summary

The Fund

	The disclosure states the Fund`s investment objective is "current income and gains with the potential for capital appreciation." Why does the disclosure not simply say "current income and capital appreciation"? What are the "gains" referenced in the investment objective?

Investment Objectives and Policies

	Please summarize the criteria the Adviser and Sub-Adviser will use to select stocks for the Fund`s portfolio.

Investment Strategy

	Please explain how the Fund`s option strategy will moderate the volatility of the Fund`s returns.

	Please summarize the "straddle rules" referenced in this section of the disclosure.

	Will the Fund invest in small- and mid-cap securities? If so, please disclose this strategy and its associated risks.

	Since the Fund may invest up to 20% of its total assets in derivative instruments, please summarize the Fund`s derivatives strategies in this section of the disclosure. Also disclose that the fund will invest in derivatives for speculative purposes, and disclose the associated risks.

	Please disclose the "long-term historical average of stock market returns" referenced in the definition of "moderately rising equity market conditions."

	Please advise us supplementally whether the disclosure indicating the Fund`s "buy-write strategy" can provide "high current income" is accurate and also consistent with the Fund`s investment objective.

Distributions

	Please disclose that there is no assurance that the Securities and Exchange Commission will grant the Fund`s application for an order exempting it from Section 19(b) of the Investment Company
Act
and Rule 19b-1 thereunder.




Closed End Structure

	This paragraph is large. To aid comprehension, please use smaller, simpler paragraphs to disclose this information. Also, given the prevalence of exchange-traded funds, please include a discussion of how they differ from closed-end funds.

Anti-Takeover Provisions

	Please clarify whether the Fund`s Agreement and Declaration of
Trust contains any provisions relating to the voting of "control shares."

Summary of Fund Expenses

	Change the fee table line item "Expenses borne by the Fund" to
"Expenses borne by common shareholders."

	Please clarify that only "Other Expenses" are estimated;
management fees are not.

Investment Objectives, Policies and Risks

	Please include in the prospectus a discussion of the tax law changes that enable the Fund to obtain tax-advantaged dividend income, and discuss all attendant material risks, such as repeal, modification, and re-interpretation of the tax laws. Include an explanation of the sunset provisions of the applicable law.
Please
summarize this discussion in the prospectus summary.

	The disclosure indicates the Fund will use a variety of investment techniques. Please include disclosure of the tax effects of using each technique.

	Please explain in plain English how dividend capture trading enhances the level of tax-favored dividend income the Fund receives.

	Please disclose the Fund`s expected portfolio turnover rate in this section.

	Please confirm that the Fund has no intention to use leverage within the first 12 months after this registration statement becomes effective.

Temporary Investments

	Please clarify that, under unusual market circumstances, the Fund may invest temporarily in cash or cash equivalents, which may not be in furtherance of the Fund`s investment objective.



Illiquid Securities

	Please disclose the likely percentage range of the Fund`s investments in illiquid securities.

	The disclosure indicates the Board believes the Fund`s closed-end structure is "desirable," yet the Fund may invest up to 15% in illiquid securities and does not intend to leverage. Supplementally advise us why the Fund, which will seemingly invest almost all of its assets in liquid securities, options on the liquid securities, and derivatives, is a closed-end fund, rather than an open-end fund. How will investors in the Fund benefit from the closed-end structure if the Fund will not invest a significant amount in illiquid securities and has no intention to leverage?

Underwriting

	The disclosure indicates the Fund has agreed not to offer, sell or register any additional equity securities, other than common shares, for 180 days after the date of the underwriting agreement without the prior written consent of the Representatives. Please advise us supplementally whether the Fund`s
Board considered this to be in the shareholders` best interest and, if so, why.

	Did the Fund`s Board consider the fee arrangement between the Adviser and qualifying underwriters when approving the Advisory Agreement? Please indicate what services are provided pursuant to the fee agreement. Clarify whether the services are for distribution and therefore subject to the NASD sales load cap. Please file the agreement as an exhibit to the registration statement.

	Please advise whether the NASD has reviewed and approved the terms of the underwriting agreement.

	Please insert a heading "Additional Compensation to Underwriters" before the paragraph describing the additional compensation agreement between Eaton Vance and certain qualifying underwriters. Also, please clarify that the additional compensation payable to the underwriters, together with all other compensation payable to the underwriters, will not exceed the designated percentage of the aggregate initial offering price of the Common shares offered. Finally, please include the additional compensation in the table on the front cover of the prospectus.







Statement of Additional Information

Investment Restrictions

	Please advise us supplementally of the difference between a "group of industries" and a "large economic or market sector."

Approval of Investment Advisory Agreement
	This disclosure does not contain a reasonably detailed discussion of the material factors that formed the basis for the Board of directors approving the investment advisory contract. Please include this information in the disclosure. See
Instruction
to Item 18.13 of Form N-2.
Closing
      We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.
      Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.
   	Please inform the staff of the information the Fund proposes to omit from the final pre-effective amendment pursuant to Rule 430A under the Securities Act.
      Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities
Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;


* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.
	Any questions you may have regarding the filing or this letter may be directed to me at 202.942.0686.


							Sincerely,


							Vincent J. Di Stefano
							Senior Counsel

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